October 7, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, DC 20549

Attn:	Andi Carpenter, Staff Accountant
Andrew Blume, Senior Accountant
Thomas Jones, Staff Attorney
Jay Ingram, Legal Branch Chief

Re:	Fitell Corporation
Amendment No. 2 to Draft Registration Statement on Form F-1
Submitted September 16, 2022
CIK No. 0001928581

Dear Sir and Madam:

On behalf of Fitell Corporation, a Cayman Islands corporation (the “Company”), we hereby publicly file with the Securities and Exchange Commission (the “Commission”) a Registration Statement on Form F-1 (the “Form F-1”) in response to the comments of the staff (the “Staff”), dated September 29, 2022, with reference to the Company’s Amendment No. 2 to Draft Registration Statement on Form F-1 confidentially submitted to the Commission on September 16, 2022.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.

Amendment No. 2 to Draft Registration Statement on Form F-1 submitted September 16, 2022

Summary Risk Factors, page 6

1. We note your response to prior comment 1. Please include a bullet point to highlight the amount of your revenue from China and purchases of products manufactured in China which exposes you to risks inherent from your business in that country and expand the Risk Factors section to include a risk factor to highlight such risk.

Response: In response to the Staff’s comment, the Company has included the bullet point and corresponding risk factor below on pages 8 and 23 of the Form F-1:

Less than 12% of our revenue is derived from China and approximately 64% of the products that we purchase is manufactured in China. The ability of our licensee and suppliers to operate in China may be impaired by changes in Chinese laws and regulations, including those relating to taxation, environmental regulation, restrictions on foreign investment, and other matters.

While we are a Cayman Islands exempted company headquartered in Australia, as of the date of this prospectus, less than 12% of our revenue is derived from China and approximately 64% of the products that we purchase is manufactured abroad in China.

The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. The central Chinese government or local governments having jurisdiction within China may impose new, stricter regulations, or interpretations of existing regulations, that would require additional expenditures and efforts on the part of our suppliers and licensee to ensure compliance with such regulations or interpretations. As such, our third-party suppliers in China or our licensee’s operations in China may be subject to governmental and regulatory interference in the provinces in which they operate. Our third-party suppliers in China or our licensee’s operations in China could also be subject to regulation by various political and regulatory entities, including local and municipal agencies and other governmental subdivisions in China. The ability of our suppliers and licensee to operate in China may be impaired by any such laws or regulations, or any changes in laws and regulations in the PRC. Our third-party suppliers or licensee may incur increased costs necessary to comply with existing and future laws and regulations or penalties for any failure to comply. If our suppliers or licensee incur increased costs, they may attempt to pass such costs on to us.

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have a retroactive effect. As a result, our licensee or our suppliers may not be aware of violations of any of these policies and rules until sometime after the alleged violation. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention to our licensee and/or our suppliers. Further, such evolving laws and regulations and the inconsistent enforcement thereof could also lead to failure to obtain or maintain licenses and permits to do business in China, which would adversely affect our licensee’s operations in China and/or our suppliers in China. Any such increased costs or disruptions could materially and adversely impact our business and results of operations.

Suppliers and Customers, page 50

2. Please update the disclosure at the bottom of page 50 to include a tabular summary of your online customer purchase data for the fiscal year ended June 30, 2022. Also, update the disclosure on page 51 to include graph summaries for the fiscal year ended June 30, 2022 of: (1) the percentages of your customer type; and (2) percentage of your revenue by customer type.

Response: In response to the Staff’s comment, the Company has updated the disclosure on pages 50 and 51 of the Form F-1.

We thank the Staff for its review of the foregoing and believe the Amended DRS and the responses herein address the Staff’s comments. If we can provide any further assistance, please do not hesitate to contact the undersigned.

Sincerely yours,

THE CRONE LAW GROUP P.C.

/s/ Liang Shih
Liang Shih

cc:	Guy Adrian Robertson
Chief Executive Officer
Fitell Corporation